EXHIBIT 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income from continuing operations before income taxes	$210,495	$165,788	$128,457	$88,270	$22,212
Fixed charges	29,797	25,820	27,381	26,866	29,401
Amortization of capitalized interest	287	280	276	270	268
Capitalized interest	(407)	(85)	(294)	(163)	-
Total earnings	$240,172	$191,803	$155,820	$115,243	$51,881

Fixed Charges
Floor plan interest expense	$13,861	$12,373	$12,816	$10,364	$10,155
Other interest expense (1)	10,742	8,350	9,621	12,878	14,523
Capitalized interest costs	407	85	294	163	-
Interest component of rent expense	4,787	5,012	4,650	3,461	4,723
Total fixed charges	$29,797	$25,820	$27,381	$26,866	$29,401

Ratio of earnings to fixed charges	8.1x	7.4x	5.7x	4.3x	1.8x

(1) Other interest expense includes amortization of debt issuance costs

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.